FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 12, 2007 announcing the availability of SkyEdge II, an advanced VSAT platform based on next generation technology, with higher efficiencies and full adaptivity for both the inbound and outbound channels.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 12, 2007

Gilat expands its SkyEdge portfolio with the introduction of SkyEdge II – a new high performance VSAT satellite communications platform based on DVB-S2 and DVB-RCS

– First systems already sold to service providers in Asia, Europe, Latin America and Africa –

Petah Tikva, Israel , November 12, 2007, Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced the availability of SkyEdge II, an advanced VSAT platform based on next generation technology, with higher efficiencies and full adaptivity for both the inbound and outbound channels.

Designed for diverse environments including enterprises, rural networks, cellular backhaul and government network applications, Gilat’s SkyEdge II is an excellent solution for broadband IP networks with high-speed inbound requirements, providing inbound data rates of up to 4Mbps. A flexible and scalable platform, SkyEdge II can support small networks that require as little as 500 KHz, as well as large capacities of more than 135Mbps per outbound chain. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS.

SkyEdge II highlights:

SkyEdge II provides a minimal total cost of ownership for both Capex and Opex through several distinct benefits:
—	High efficiency with up to 32APSK outbound modulation and 8PSK inbound modulation, reducing space segment costs
—	Full modulation / coding adaptivity for both outbound and inbound channels at multiple levels
—	Scalability from small networks numbering tens of VSATs and small initial space segment requirement starting from 500 KHz to very large networks and a fully saturated transponder.
—	Standards-based - DVB S2- ACM outbound and DVB-RCS inbound
—	Based on SkyEdge unified platform architecture supporting multiple services and VSAT types on the same hub
—	Designed for reliability and high MTBF, based on Gilat's extensive experience in deployments in rural and harsh environments

High performance VSAT platform:
—	High throughputs will provide over 4Mbps of inbound traffic per VSAT
—	High capacity supporting up to 32,000 VSATs and over 135Mbps per outbound chain
—	Multiple transponders and satellite support
—	Embedded TCP and HTTP acceleration greatly enhancing user experience

“SkyEdge II represents the design innovation that customers have come to expect from Gilat. With its high efficiency and use of both industry standards DVB-S2 and DVB-RCS, SkyEdge II creates new opportunities for the Company. Its fully adaptive implementation for both the inbound and outbound can result in bandwidth savings of more than 50 percent compared to previous standards,” said Erez Antebi, CEO of Gilat Network Systems, a business unit of Gilat Satellite Networks. “Customers who have chosen SkyEdge II recognize the system’s potential to provide lower operational expenses. They also understand how utilization of industry standards can optimize their total cost of ownership,” he added.

SkyEdge II adds new capabilities to Gilat’s industry-leading SkyEdge family of VSAT products. With Gilat’s comprehensive SkyEdge portfolio, which also includes the industry’s only certified integrated platform interoperable with Cisco’s VSAT, service providers can choose the most suitable product for their application needs.

Gilat has already received its first orders for SkyEdge II from leading service providers in Asia, Europe, Latin America and Africa.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS, SkyEdge Gateway, SkyEdgeII IP and SkyEdgeII Access. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Relations:
Kim Kelly
Phone: +972-3-925-2406
Email: kimk@gilat.com

Investor Relations Contact:
Ayelet Shaked - Gilat
Phone: +972-3-925-2598
Email: ayelets@gilat.com

Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com